  Exhibit 3.1

AMENDMENT TO THE BYLAWS
OF
DRIVEN DELIVERIES, INC. (F/K/A DIGITAL COMMERCE SOLUTIONS INC.)
 A DELAWARE GENERAL CORPORATION

SECTION 1, ARTICLE IV – Directors is hereby amended and restated to provide as follows:

ARTICLE IV – DIRECTORS

Section 1.  The business and affairs of this corporation shall be managed by its Board of Directors. The Board of Directors shall consist of no less than one (1) and no more than fifteen (15) directors, with the exact number of authorized directors to be set by resolution of the board of directors. Each director shall be elected for a term of one year, and until his successor shall qualify or until his earlier resignation or removal.

Adopted March 4, 2019